U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File No. 0-14536                          CUSIP No.  None

NOTIFICATION OF LATE FILING

               [   ] Form 10-K and 10 KSB   [  ] Form 11-K
          [ x ] Form 10-Q and Form 10-QSB   [   ] Form N-SAR

For the Period Ended March 31, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________
PART I.  Registration Information

Winthrop California Investors Limited Partnership
(Full Name of Registrant)

One International Place, Boston, Massachusetts               02110
   (Address of Principal Executive Office)                 (Zip Code)

________________________________________________________________________
PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[ X ]	(a)	The reasons described in reasonable detail in Part III of
this Form could not be eliminated without unreasonable effort or expense;

[   ]	(b)	The subject annual report will be filed on or before the
fifth calendar day following the prescribed due date; and

[   ]	(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
________________________________________________________________________
PART III. Narrative

	The Registrant has not yet finalized its audited financial statements for the year ended December 31, 1996. As a result, the Registrant is unable to provide the information required in the Registrant's 10-Q for the quarterly period ended March 31, 1997.
Reference is made to the Registrant's 12b-25 filed in connection with its Annual Report on Form 10-K for the year ended December 31, 1996.


________________________________________________________________________
PART IV.  Other Information

(1)	Name and telephone number of person in contact in regard to this notification:

	David J. Heymann			516			681-3636
       (Name)                   (Area Code)         (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	YES  [   ]	NO [ X ]

	Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 has not been filed as of the date hereof

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	YES [ ] 	NO [ X ]

	WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
	(Name of registrant as specified in charter)

	has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1997		By:  WINTHROP FINANCIAL ASSOCIATES,
                                    A LIMITED PARTNERSHIP,
                                    Managing General Partner


                                    By: /s/ Michael L. Ashner
                                            Michael L. Ashner
                                            Chief Executive Officer